| OMB APPROVAL |
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| SEC FILE NUMBER |
| --- |
| 66048 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WATERMARK ADVISORS, LLC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

141 TRACTION STREET
(No. and Street)

| GREENVILLE | SOUTH CAROLINA | 29611 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| HAGEN ROGERS | 864.527.5960 | hrogers@watermarkadvisors.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

| 2727 Paces Ferry Rd SE Suite 2-1680 | ATLANTA | GA | 30339 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 05/05/2009 | 3514 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, HAGEN ROGERS, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of WATERMARK ADVISORS, LLC., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



SIENNA PALMER COMM. EXP. NOTARY PUBLIC 02-23-2028 SOUTH CAROLINA

Signature: Hagen H Rogers

Title: CEO

CEO

Sienna Palmer
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

**REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM**

To the Members of
Watermark Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Watermark Advisors, LLC (the "Company") as of December 31, 2021, and the related notes. In our opinion, the aforementioned financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2004.

March 23, 2022
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

**WATERMARK ADVISORS, LLC**
**FINANCIAL STATEMENTS**
**For the Year Ended December 31, 2021**
**With**
**Report of Independent Registered Public Accounting Firm**

## WATERMARK ADVISORS, LLC
## STATEMENT OF FINANCIAL CONDITION
## As of December 31, 2021

ASSETS

| | | |
|---|---|---:|
| Cash | $ | 22,799 |
| Accounts receivable | | 1,559 |
| Property and equipment, net of accumulated depreciation of $87,228 | | 2,427 |
| Prepaid expenses | | 6,821 |
| Total assets | $ | 33,606 |

LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---:|
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 5,909 |
| Total liabilities | | 5,909 |
| Members' equity | | 27,697 |
| Total liabilities and members' equity | $ | 33,606 |

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Nature of Business**:  Watermark Advisors, LLC was organized as a South Carolina Limited Liability Company in July 2002.  The Company became an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority effective January 2004.  The Company's business is to act as an investment banker in private placement transactions, mergers and acquisitions, and to provide valuation services and consulting.

The Company is majority owned by Watermark Holdings, Inc. ("Managing Member") at December 31, 2021.  As a limited liability company, the members' liability is limited to their investment.

**Accounting Policies**:  The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

**Income Taxes:**  The Company is a Limited Liability Company that is taxed as a Partnership under Internal Revenue Code regulations.  Therefore, the income or losses of the Company flow through to and are taxable to its members and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10 (ASC 740-10), Accounting for Uncertainty in Income Taxes.  Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position.  A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return.  The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

**Estimates**:  The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses.  Actual results may differ from the estimates that were assumed in preparing the financial statements.

**Cash:** The Company maintains its bank account at a high credit quality financial institution in the United States.  The balance at times may exceed federally insured limits.

**Property and Equipment**:  Furniture and office equipment are recorded at cost.  Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets, which ranges from five to seven years.  Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.  When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**Accounts Receivable:** Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic treads. Based on management's review, no allowance for credit losses is considered to be necessary.

**Revenue Recognition:** Revenue from contracts with customers includes placement and advisory services related to capital raising activities as well as valuation services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Advisory agreements often contain nonrefundable retainer fees, and/or success fees; which may be fixed or represent a percentage of the value that the customer receives, if and when the transaction is completed ("success fee"). Revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction) or the contract is terminated. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases that would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, that retainer revenue would be reflected as deferred revenue on the statement of financial condition. The Company has evaluated its nonrefundable retainer fees to ensure they relate to the transfer of goods or services, as a distinct performance obligation, in exchange for the retainer. There were no retainers received from engagements in which performance obligations were not satisfied prior to the end of 2021.

The Company recognizes success fee revenues from capital raising services and merger and acquisition advisory services upon completion of a success fee based transaction. The Company recognizes revenue from valuation services upon rendering certain reports specified within contracts between the Company and its customer. The Company recognizes certain retainer revenue from contracts with customers at the point in time in which specified deliverables are transferred to the Company's customer. The amount of retainer fees recognized upon the fulfullment of the aforementioned performance obligations without the completion of a transaction, or formal termination of the engagement, was approximately $50,000, which is included in Investment Banking revenue in the accompanying statement of operations.

**Date of Management's Review**: Subsequent events were evaluated through the date the financial statements were issued.

**WATERMARK ADVISORS, LLC**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2021**

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness as well as ratio of aggregate indebtedness to net capital, both as defined, that shall not exceed 15 to 1.  At December 31, 2021, the Company had net capital of $16,890, which was $11,890 in excess of its required minimum net capital of $5,000 and the Company's ratio of aggregate indebtedness to net capital was 0.35 to 1.00.

NOTE 3 - CONCENTRATION

During 2021, approximately 94% of the Company's total revenues were earned from three customers.

NOTE 4 - RETIREMENT PLAN

The Company has a SIMPLE IRA plan covering substantially all employees.  There was no expense under the plan for the year ended December 31, 2021.

NOTE 5 - PREFERRED UNITS

The Company has authorized issuance of Super Preferred Units, Class A preferred membership units, Class B preferred membership units, and Class C Convertible Preferred Units.  The Class A, Class B and Super preferred membership units have a preferred return in any member distributions of 12.0%, 7.5% and 7.0% per annum, respectively, compounded annually, if and when declared and paid.  The preferred units are not entitled to vote on Company matters and are callable by the Company at its sole discretion at their preference value plus any unpaid preferred return amounts.  976 of the Class B units are convertible into 976 common membership units.

The Class C Convertible Preferred Units ("CCPU's"), have a preferred return in any member distributions of 12% per annum on a cumulative non-compounded basis. At the issuer's option accrued dividends may be paid in cash or deferred. The CCPU's are subordinate to the Super Preferred Units and superior to the Class A and Class B preferred membership units. Each CCPU is convertible, at any time, at the option of the holder, into a number of Common Units equal to the recognized preferred capital shares accrued less unpaid dividends with respect to such CCPU divided by an initial coversion price of $1,250 per Common Unit.  The total number of Common Units into which a CCPU may be converted initially will be determined by dividing the CCPU Liquidation Preference by the then applicable conversion price.

All Class A preferred membership units have been retired.

NOTE 6 - LEASES

The Company occupies office space under an operating lease expiring in January 2022. Rent expense for the year was approximately $20,624. The Company has elected, for all underlying classes of assets, to not recognize right of use (ROU) assets and liabilities for short term leases that have a lease term of 12 month or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

NOTE 7 - EMPLOYMENT AGREEMENT

Effective January 26, 2015, the Company executed an employment agreement with the holder of the majority of its issued and outstanding common and preferred units that covers base and incentive compensation.  The provisions of the agreement have been waived for the year ended December 31, 2021.

NOTE 8 - CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress as of December 31, 2021.